Rule 12g3-2(b) File No. 82-34680

RECEIVED

2007 JAN 26 A 10:53

January 25, 2007

By Federal Express

Securities and Exchange Commission
Office of International Corporate Fina[redacted]
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

07020573

SUPPL

Attention: Ms. Amy O'Brien:

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Gentlemen:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find the "SC NEWS (Autumn and Winter 2006 editions) [English translation]."

This letter, together with the enclosures, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned (direct: +81-3-5166-3541, fax: +81-3-5166-6215, e-mail: kahori.asaoka@sumitomocorp.co.jp).

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed Federal Express envelope and label.

PROCESSED
JAN 30 2007
THOMSON
FINANCIAL

Very truly yours,

Kahori Asaoka (Ms.)
Manager
Corporate Legal & General Affairs Department
Sumitomo Corporation

Enclosure

dw 1/29

# SC NEWS

A Quarterly Newsletter of Sumitomo Corporation

No. 160 (Autumn) 2006



Sumitomo Corporation

# Lively Communication for New Ideas

**Susumu Kato, General Manager for the Americas**

*Sumitomo Corporation is promoting the effective development of its business all around the world. For this first installment of a series of interviews with senior officers responsible for operations overseas, we spoke with Susumu Kato, General Manager for the Americas.*

## How is Sumitomo Corporation of America exercising "integrated corporate strength"?

I believe that we can achieve integrated corporate strength by striving to enhance our ties with customers beyond the buyer-seller level and make them relationships that can be called partnerships. I've asked our staff in the Americas to pursue "multifaceted development"; this means not stopping with a single transaction but working to offer as many solutions as possible to meet customers' needs and support them. Though I wouldn't say that we've done enough in this respect, we have seen a number of proposals and attempts.


Susumu Kato

Since our acquisition of the pet care products manufacturer and marketer, the Hartz Mountain Corporation in 2004, we've been able to establish new businesses with existing customers and use some of Sumitomo Corporation's functional capabilities to improve the efficiency of that company's operations. For example, we are procuring materials for dog snacks from Smithfield, a meat producer that is a customer of SCOA's Living Related Business Group, we are providing distribution and tracking services for Hartz products through Sumitrans, and we are helping the company reduce its information-technology costs through support from our Management Information Systems team. In addition, we're bringing our global network to bear with arrangements like the procurement of pet toys from China and sale of Hartz products in Japan through our Jupiter cable TV shopping channel.

## How are you tackling the major changes in the Americas and making strategic moves for the future?

As I see it, the foundation consists of communication and the sharing and use of information. With the aim of keeping on top of changes in all the fields we cover, we hold a meeting of the general managers of our business groups once a month. We promote the sharing of information among these group heads by having each of them explain what's happening on the front lines of their respective fields. I ask questions and give instructions at these meetings, but the most important element is for the general managers to take action on the basis of what they learn from each other. We transmit the key points raised at these meetings to the senior people in the Americas to ensure that the information is shared throughout the entire organization. In addition, for the past year we've been holding informal discussion sessions among groups of seven or eight people to promote the sharing of information and confirmation of thinking among employees at the broadest possible range of levels. I've received e-mail from national staff members saying that these sessions were very useful and that they would like to see them continued.

In addition to these, we've set up a number of other forums to promote communication. But we also find ideas and cases being raised outside these specific channels, as extensions of people's everyday business communication. I believe that this sort of lively communication is the basis for making strategic moves for the future in the Americas.

## How are you working toward realizing "prosperity and dreams"?

In my opinion, the key here is the feeling of accomplishment that comes from knowing that your own work is contributing in some way to society and that it is also contributing to earnings for the company. In January this year we launched a water purification operation in San Luis Potosi, Mexico. This is contributing to the development of the area's agriculture by purifying water that's too polluted to use for irrigation. The water that goes in is so smelly that you want to hold your nose, and when I saw it coming out clean and being sent to the fields, it honestly gave my heart a thrill. The people who worked on this project were certainly realizing "prosperity and dreams."

# SC NEWS

A Quarterly Newsletter of Sumitomo Corporation
No. 160 Autumn 2006

CONTENTS



*On the cover: The site of Sumitomo's former Besshi copper mine, which has been reforested and is now managed by Sumitomo Forestry Co., Ltd.*


SC NEWS is a quarterly publication of the Corporate Communications Dept. of Sumitomo Corporation.
1-8-11, Harumi, Chuo-ku Tokyo 104-8610, Japan
e-mail: info99@sumitomocorp.co.jp
URL: http://www.sumitomocorp.co.jp/english

# Long-Range Vision and Enduring Enthusiasm



The Mineral Resources & Energy Business Unit is dynamically pursuing a well-balanced variety of activities around the globe, ranging from upstream to midstream and downstream. Here we present a report based on an interview with Toru Furihata, Corporate Officer and General Manager of Mineral Resources Division No. 2, one of the core constituents of this business unit.

Resource-related businesses are not something that can produce results overnight. Sometimes they need to be built up over a period of several decades. There are times when you need to grit your teeth and patiently hold on to the interests you own; there are also times when you need to have the courage to decide to pull out.

Among the businesses of our Mineral Resources Division No. 2, we have some that numerous predecessors started and that are now finally bearing fruit. Others are now still growing toward maturity. And yet others are seeds that we have planted for our successors. I am pleased that our activities are contributing to the company's profits, but this is possible only because of the accumulation of past efforts. So we cannot be smug about these results; we must be thankful to our predecessors and continue to develop our activities, bearing in mind our responsibility to those who will follow us.

Our division was newly formed as part of the reorganization of the Mineral Resources & Energy Business Unit in April 2005, bringing together the Coal Department, Carbon Department, Iron & Steel Making Raw Materials Department, and Nuclear Energy Department. Let me explain a bit about each of these departments.

## From Upstream to Midstream and Downstream

The **Coal Department** handles coking coal, used to make coke (for iron making), and thermal coal, used by the electric power and general industries. The department conducts both development and import activities. Its major customers include steelmakers, electric power companies, cement companies, and manufacturers of coke. In addition to its trading business, the department has recently become involved to a major extent in investing in coal mining. Our main investment activity at this point is in Australia. And thanks to the rise in coal prices, the investments have been making a major contribution to profits.

The **Carbon Department** handles a wide range of carbon related products and materials, including coke, graphite electrodes for steel making, carbon blocks for aluminium smelting, carbon black as raw material for tires, and carbon fibers. This sector of industry was long depressed, which caused considerable consolidation globally. We kept up our steady efforts throughout the slump, and as a result we now play an important role in a number of business fields. The

time is now ripe for the development of new businesses in China and elsewhere around the world, and our company is well positioned to win leading positions in advance of others.

Last year, together with Daiwa Securities SMBC Principal Investments Co. and Nippon Steel, we acquired the shares of Mitsui Mining Co. that were being held by the Industrial Revitalization Corporation of Japan. Mitsui Mining has been producing coke and importing and selling coal, and so we can look forward to synergy in these areas. In the period to come we intend to participate in midstream operations of the carbon industry and to develop various trading businesses surrounding such operations.


Toru Furihata, Corporate Officer and General Manager, Mineral Resources Division No. 2

## Dynamic Initiatives on the Global Stage

The **Iron & Steel Making Raw Materials Department** handles iron ore, indispensable as the main material for the production of steel, and secondary raw materials, such as ferroalloys.

Our company's portfolio of resource investments actually includes little investment in iron ore, and one of my hopes is to acquire equity in high-quality iron ore resources. The iron ore industry has been going through a process of concentration into an oligopoly, and it is quite hard for new entrants to make a place for themselves, but I believe that opportunities can be found. We have been exerting our ingenuity and taking various steps for this purpose.

Meanwhile, in the area of trading, we have a friendly business relationship that goes back for more than 30 years with Assmang Limited in South Africa, and we are selling the iron ore and manganese ore this company produces to a wide range of customers in markets including Japan, China, and South Korea. We have also established a joint venture with them for the production of refined ferro-manganese, which has been operating successfully.

The **Nuclear Energy Department** is involved in activities relating to the nuclear fuel cycle in the context of the substantial interest in nuclear energy for electric power generation, both as a

**Crude Steel Output**


[million tons]
[million tons]
450
400
350
300
250
200
150
100
50
0
1,400
1,200
1,000
800
600
400
200
0
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006(projected)
China
Japan
United States
Russia
South Korea
Germany
Ukraine
India
Brazil
Italy
World total (right-hand scale)


Needle coke


Graphitized cathode blocks for aluminium smelters

**Coal Mining Activities in Australia**



Newlands/
Collinsville mine
Annual production:
15 million tons
SC stake: 10%
Oaky Creek mine
Annual production:
9 million tons
SC stake: 25%
Abbot Point port
Hail Creek mine
Annual production:
8 million tons
SC stake: 3.33%
Rolleston mine
Annual production:
8 million tons
SC stake: 12.5%
Wandoan
Resources: approx. 2 billion tons
Charters Towers
Ravenswood
Abbot Point
Bowen
Pentland Area
Collinsville Area
Newlands Area
Glenden
Mackay
Dalrymple Bay
Hail Creek
Moranbah
Clermont
Tieri
Oaky Creek Area
Rockhampton
Blackwater
Emerald
Gladstone
Springsure
Rolleston Area
Moura
Wandoan Area
Miles
Mining Lease
Mining Development Lease
Exploration Permit for Coal
Exploration Permit for Coal – Application


part of efforts to protect the global environment and as an element of national energy policy. Previously this department focused mainly on trading and agency operations, but more recently it has also entered the field of uranium development. In January this year it joined with Kansai Electric Power in taking a part in a new uranium ore mining development project being conducted by Kazakhstan's National Atomic Company Kazatomprom. Kazakhstan has the world's second-largest deposits of uranium, but this is the first case of Japanese investment that it has received in this field.

The nuclear energy business also encompasses areas like plant and generator construction, but our Nuclear Energy Department specializes in areas relating to the nuclear fuel cycle. As ancillary businesses it is involved in the production and sale of casks for the storage and transport of used fuel. In addition, it has invested in a US start-up company that is developing innovative technology for the production of hydrogen, which is seen as a key resource for the long-range future.

## Projects in China and Russia

As an energy source, coal produces more carbon dioxide than natural gas and other fuels. With this in mind, the Coal Department has been looking for activities that can reduce greenhouse gas emissions, and since about four years ago it has been involved in a project to recover methane gas from a coal mine in China's Heilongjiang Province. Methane gas is said to have a warming effect 21 times that of carbon dioxide, and so recovering it can have a substantial effect in reducing warming. If this reduction can be sold in the form of emission rights, it can become a business.

In order to secure these emission rights, however, it is necessary to register with the international CDM (Clean Development Mechanism) Executive Board in accordance with the procedures stipulated by the Kyoto Protocol, as well as to receive the approval of both the Chinese and Japanese governments; this is an extremely complex process. In this particular case it took a year and a half from the time of the initial application to receive the CDM Executive Board's approval for the basic concept. We are now in the process of settling the remaining details.

We are also involved in a major coal development project in Russia, the Elga coalfield project. Given the fact that the earth's resources are finite, the most effective way of meeting demand and achieving operational efficiency is to conduct large-scale development in places with major reserves. It is said that there are only three places in the world that have confirmed but undeveloped large volumes of reserves of high-quality coking coal, and one of them is the Elga coalfield in the Sakha Republic, located in the Russian Far East. The area to be developed is said to contain reserves of coking coal and thermal coal totaling about 2.3 billion tons, and the surrounding areas contain large additional amounts. (Compare this with Japan's annual imports of coal, which come to about 180 million tons.) This area has the additional advantage of being relatively close to Japan.

# Looking Ahead While Carrying On a Proud Legacy

We have had a relationship for over 30 years with a company called Yakutogol in this part of Russia. This company's mining business was developed with economic cooperation from Japan dating back to the days of the Soviet Union, and Sumitomo Corporation has been supporting the company's sales in Japan. Thanks to this, we have a very good relationship not just with Yakutogol but also with the Sakha Republic's government and with others involved in coal-related activities. We intend to build on these strengths by pushing ahead vigorously with the Elga coalfield project, even though this may require considerable time to produce results.

## Pursuing Relative Competitive Strength

As seen in what I have discussed above, the resource development business involves especially long time spans. It is not a matter of acting today and achieving results tomorrow. Many projects must be handed down from one generation to the next.

Sumitomo Corporation is a latecomer to this field, and so we need to keep up our efforts patiently, building a well-balanced portfolio. In deciding where to invest our resources, I believe that the key concept is relative competitive strength. In today's environment of high prices for resources, even a mining company with somewhat high costs can produce profits. But if and when prices come down, companies will be struggling to survive, and success will go to those with relative leads in terms of quality and cost. Our aim is to build up a set of assets that will have long-term survival value; this means always keeping in mind the idea of relative competitive strength. The uranium development project in Kazakhstan is a good example of this approach.



In the past one of our coal business projects in Australia was a failure, resulting in substantial losses. Our predecessors had to withdraw from this project, but at the same time they decided to invest in a new project, one in which we could show relative competitive strength. This was the Oaky Creek coal mine, which is now a major source of earnings for our division. After that, we were able to purchase additional equity stakes and build up the foundations of a solid portfolio.

Resources are limited, and for this reason we must have the courage to pursue favorable possibilities in a timely manner and then patiently develop projects until they mature.

## Hopes for Those Who Follow

I still remember a business trip to Brazil that I took during my fifth year as a Sumitomo Corporation employee. It was to study a project for development of the Carajas iron ore mine, one of the world's biggest, in the middle of the Amazon region. The project was not yet fully underway, but many people were hard at work around the clock at the site in the jungle. I was greatly impressed by this sight, which made me strongly sense the big scale of the undertaking. The enthusiasm that I felt then has stayed with me as the starting point for my work in this field of business.

I believe that my mission now is to relay this same enthusiasm to the young people in our division. Our projects all involve long time spans, and so it is crucial to keep up this sense of excitement in order to maintain our motivation.

Two years ago we sent one of our young employees to the Elga coalfield. He reported that he felt his heart welling up strongly as he looked down from a helicopter at the vast site. I want to give many of our employees similar opportunities so as to energize our next generation. We must never become complacent with what we have achieved; instead, we must move forward step by step, treasuring the spirit of hungry ambition.

**Uranium**



Sampling yellow cake



Uranium yellow cake

# Aiming to Improve the Quality of Business Operations on a Global and Consolidated Basis: The Internal Control Program

*The Sumitomo Corporation Group introduced the Internal Control Program in July 2005 with the aim of improving the quality of business operations on a global and consolidated basis. We spoke with Toyosaku Hamada, General Manager, Financial Resources Management Group about the background and contents of this program.*

**SCN: Could you tell us about the background to the adoption of the Internal Control Program?**

**Hamada:** In July 2004 we established the Internal Control Committee and started studying the introduction of an internal control program. Part of the background to this move was the need to achieve a firmer footing for our operations. Aggressive moves to expand our business involve increased risks; we wanted to ensure that we could manage these risks successfully and solidify our growth, and for this purpose we saw it as essential to establish a system of constant assessment and ongoing improvement of the state of internal control on a group-wide basis.



Toyosaku Hamada, General Manager, Financial Resources Management Group

Another consideration was the fact that, following the Enron, WorldCom, and other financial scandals, the United States passed and implemented the Sarbanes-Oxley Act of 2002 to strengthen internal controls over financial reporting. Other countries followed suit, and we expected that Japan would eventually adopt similar legislation. We wanted to move proactively in this connection. [The Japanese legislature enacted the Financial Instruments and Exchange Law, which has been dubbed the "Japanese Sarbanes-Oxley Act," in June this year.–Ed.]

In addition, there has been a series of legal violations by major companies in Japan, which has heightened the importance of compliance with laws and regulations. Our Internal Control Program has a broad scope; It's directed not just at ensuring the reliability of our financial reporting but also at improving compliance and operational efficiency.

**SCN: What specific items are subject to assessment?**

**Hamada:** We're using a checklist based on the COSO Framework (see next page), which serves as an international standard for internal control. This checklist covers points pertaining to general operations that should be common across the SC Group, including risk management, accounting and financial controls, and compliance—points that need to be shared among all the organizations of the SC Group. The contents of the Internal Control Program represent a consolidation and enhancement of our company's previous measures relating to internal control and risk management, such as our self-auditing system and integrated risk management system.

**SCN: How is the actual assessment conducted?**

**Hamada:** The Internal Control Program applies in principle to all organizations within the SC Group regardless of industry, type of operation, region, or scale. In fiscal 2005 [April 2005 to March 2006], which was the first year of the program, assessment was implemented at a total of about 500 organizations, consisting of all of Sumitomo Corporation's departments, branch offices and directly consolidated subsidiaries in Japan and overseas.

The first step is for each organization to conduct self-assessment of the state of control of its operations using the checklist. Next the Planning & Administration Department or equivalent responsible for the business unit or region reviews the self-assessment results and supports the organizations in identifying areas that require improvement and establishing improvement measures.

**SCN: Please tell us about your future plans for the Internal Control Program.**

**Hamada:** In fiscal 2006 we are working at improving the quality of business operations of the entire SC Group through the further enhancement of the Internal Control Program. In concrete terms, first of all the various organizations are making steady improvements in the areas identified for improvement in last year's assessment. In addition we're aiming to achieve even more detailed assessment of especially important items in accordance with the "Essence of Controls" document we have prepared; we want this content to be shared on a global and consolidated basis. Furthermore, with respect to any company-wide issues that seem to demand the revision of exist-

ing systems or rules, we intend to conduct studies led by Corporate Group to come up with appropriate measures and to implement them one by one. Finally, we will use the "Essence of Controls" contents as one of the planks of our human resources development activities, aiming to raise the overall level of control within the SC Group.

By positioning the Internal Control Program as an integral element of the operational improvement activities of all our organizations, including our group companies, we will strive to achieve ongoing improvement of the quality of business operations of the entire SC Group.

The Financial Instruments and Exchange Law that was enacted last June will soon make it necessary for listed companies in Japan, as in the United States and other countries, to establish and put into writing a system of internal control relating to the reliability of their financial reporting, to have the effectiveness of this system evaluated, and to undergo auditing by outside auditors. Here at Sumitomo Corporation we intend to make the fullest possible use of the results achieved from implementation of the Internal Control Program in complying with this legislation. SC

## The COSO Framework

The COSO Framework defines internal control as a process for the achievement of three objectives: reliability of financial reporting, effectiveness and efficiency of operations, and compliance with applicable laws and regulations. It was announced by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 1992.

**■ Three objectives**



Effectiveness and efficiency of operations
Reliability of financial reporting
Compliance with applicable laws and regulations


**■ Five components**



Monitoring
Control activities
Risk assessment
Information and communication
Information and communication
Control environment


## Internal Control Setup



President & CEO
Internal Control Committee (Project Management Office: Planning & Administration Dept., Financial Resources Management Group)
Internal Auditing Dept.
Internal audit
Planning & Administration Dept. / Accounting Dept.
SC departments
Group companies
Review
Self-assessment
Planning & Administration Dept. / Accounting Dept.
SC departments
Group companies
Review
Self-assessment
Planning & Administration Dept. / Accounting Dept.
SC departments
Group companies
Review
Self-assessment




# CEO Visits Mexico and the United States

Sumitomo Corporation President and CEO Motoyuki Oka traveled to Mexico and the United States May 28–June 3 to meet with investors and clients and visit SC subsidiaries. In Mexico he met with top executives of Ferromex, with which SC has business dealings in rolling stock and rails, and Peñoles, a longtime business partner in resources, reconfirming SC's relationships of trust.

In the United States Oka exchanged views with Larry Day, president and CEO of TBC Corp., a leading tire marketer that SC acquired last year, and Bill Ecker, president and CEO of Hartz Mountain Corp., which manufactures and markets pet supplies. He also visited the headquarters and plant of Smithfield, a supplier of pork products to the Japanese market. In New York he met with investors and engaged in lively question-and-answer sessions that further deepened confidence in SC's management policy. SC intends to continue active investor-relations activities overseas.

— Global Strategy and Research Department
Sumitomo Shoji Research Institute, Inc.


TIRE KINGDOM

Visiting a store owned by TBC
Left to right: TBC President and CEO Larry Day, President and CEO Motoyuki Oka, General Manager for the Americas Susumu Kato

# CEO Travels to the United Kingdom, Russia, and Ukraine

Sumitomo Corporation President and CEO Motoyuki Oka visited the United Kingdom, Russia, and the Ukraine July 5–14. In the United Kingdom he held his usual meetings with investors. He also attended a party celebrating the fiftieth anniversary of the establishment of the London office and got to know national staff better.

Oka's first stop in Russia was St. Petersburg, the site of this year's Group of Eight summit, where he met with Mayor Valentina Matvienko and exchanged views, mainly on infrastructure improvement. She told him that recently more Japanese firms had been setting up operations in St. Petersburg.

Traveling on to Moscow, Oka met with executives of Gazprom, exchanging views on the possibility of cooperating in Gazprom LNG projects and other ventures. He also met with executives at longtime business partner Mechel, a major steelmaker, and Brunswick Rail Leasing, a partner in a freight-car leasing project, discussing the expansion of business dealings.

In Kiev, Ukraine, Oka had a lunch with executives of Industrial Union of Donbass Corp., one of SC's strategic partners. They agreed to expand cooperation in the field of power generation and develop business ties in new fields.

— Global Strategy and Research Department
Sumitomo Shoji Research Institute, Inc.



Meeting with executives of Industrial Union of Donbass Corp.

# Chairman Visits Canada and the United States

Sumitomo Corporation Chairman Kenji Miyahara visited Canada and the United States July 11–16. In Montreal Laurence Pathy, president and CEO of Fednav, an SC client of 40 years' standing, organized a lunch to which he invited his friend former Prime Minister Paul Martin and top executives of Canadian Pacific Railway, Bombardier, and other prominent Canadian companies. Discussion ranged over a wide variety of topics, including the Japanese economy, the international situation, and views on emerging markets.

In Washington, DC, Miyahara met with people in think tanks and consultants of long acquaintance. At the time North Korea's missile launches had just taken place and Israel's attacks on Lebanon were ramping up tension in the Middle East, so he heard US views on these events.

In New York he met with Lloyd Blankfein, the new chairman and CEO of Goldman Sachs, and Charles Prince, the chairman and CEO of Citigroup, with whom he exchanged views on the international situation and monetary and economic conditions in Japan and the United States. He also attended an informal get-together at the official residence of SC General Manager for the Americas Susumu Kato, which provided an opportunity for relaxed chat with both personnel dispatched from Japan and senior national staff.

**— Global Strategy and Research Department**
**Sumitomo Shoji Research Institute, Inc.**



Visiting Fednav

# Managing Executive Officer Yoshi Morimoto Meets with Philippine President Arroyo

Yoshi Morimoto, managing executive officer and general manager of Sumitomo Corporation's Consumer Goods & Service Business Unit, met with Philippine President Gloria Macapagal-Arroyo at Malacañang Palace, Manila, on July 10. SC's banana business in the Philippines is progressing smoothly; at present it accounts for about 20% of the Japanese banana market, the second biggest share. Banana plantations in Davao are the main supply source. To guarantee quality, SC owns sorting and packing, refrigeration, and port facilities in the region.

So far SC has invested 5.5 billion pesos in the venture and intends to invest an additional 1 billion pesos. The project has also created 12,000 jobs in the region. At the meeting with Managing Executive Officer Morimoto, President Arroyo expressed her thanks for SC's investment.

This Philippine-based business is exporting bananas not only to Japan but also to China, the Middle East, and other markets. SC is working to steadily increase profits from this strategic business venture.

**— Fruit and Vegetables Marketing and Distribution Department**



Managing Executive Officer Yoshi Morimoto and President Gloria Arroyo

# United Cinemas

Sumitomo Corporation has been establishing a firm footing for itself as an integrated media company, taking moves to further strengthen its value chain in this sector; the range of activities in which the company is involved extends from the creation and procurement of content to distribution and supply through the infrastructure belonging to the SC Group. In the field of film, business is being developed through Asmik Ace Entertainment, Inc., which creates and distributes movies, and United Cinemas Co., Ltd., which operates a cinema complex business.




Artist's conception of the Toyosu cineplex slated to open in October 2006

United Cinemas has been attracting many people to its cineplexes by offering them the pleasure and convenience of being able to choose what they want to see from among multiple options and by enhancing the moviegoing experience with the most advanced audio and visual equipment. The company is currently working on new cineplexes in three locations: Tokyo's Toyosu waterfront district (to open in October this year), Maebashi, Gunma Prefecture (spring 2007), and Urawa, Saitama Prefecture (autumn 2007). With the new facilities United Cinemas is aiming to offer more than a place to go to see movies; it wants to make these cineplexes an integral element of a rich lifestyle.

**Toyosu: Letting the Enjoyment Linger**

The Toyosu cineplex will open with 12 screens and about 1,800 seats, with audio equipment designed to the highest standards in cooperation with the Yamaha Group. It will form part of the "Urban Dock" and "LaLaport Toyosu" commercial and residential complex developed by Mitsui Fudosan on a waterfront site just 10 minutes from the upscale Ginza district, conveniently accessible by public transportation. The design of the shops and interior spaces of the complex has been entrusted to Intentionalities, a group headed by Tei Shuwa, who is well known for his work on Toshiba's "amadana" series of stylish appliances and on the renovation of the Hotel Claska, a highly distinctive hotel in Tokyo. The surroundings are conducive to lingering enjoyment of the moviegoing experience. One place to go after seeing a film is the café bar Breathe, offering a beautiful view of the evening Tokyo sky, where customers can enjoy sweets from award-winning chef Yutaka Ishinabe or selections from the bar while listening to background music selected by the acclaimed DJ and creative director Shuya Okino.


UNITED
cinemas

United Cinemas Toshimaen (opened July 2004)

**Maebashi and Urawa: Distinctive Features**

The cineplex in Maebashi is being designed by Naoki Terada, who is renowned as the creator of many shops that offer excitement and a sense of the unusual to people of all ages. The Urawa site is in a multipurpose building in front of Urawa Station that will also incorporate a public library. The cineplex will tie into this feature by including its own library café, which will offer selections of film-related books, design magazines, and other reading matter. The idea is to make it a place of synergy between movies and the written word. Another feature is glass-walled projection rooms, to allow moviegoers to see inside the workings of the screening process.



A sketch of the main lobby at the Maebashi cineplex



The planned library café at the Urawa cineplex

**An Integral Element of a Rich Lifestyle**

With these three new cineplexes, United Cinemas is combining its 10 years of experience with the talents of various youthful designers and others on the leading edge of the changing times. The aim is to realize what the company has dubbed "Hi Life," its concept of "movie theaters as an integral element of a rich lifestyle." By creating value for people's lives through moviegoing and related experiences, it is working to achieve greater "prosperity and dreams" for its many customers.



# A Handy House Agent System

**Plain** Talk

Everyone dreams about home ownership. But the work of building or remodeling your home may be one of the biggest projects of your life. While being bombarded with unfamiliar terms and inundated with facts and figures, you may find yourself floundering about. This is where a house agent system can be handy. It is a path-breaking method for using an agent to intermediate in the consultations and negotiations with professionals that attend the construction or remodeling of a home. Here we introduce the i-luck system, a pioneer in this new business.

Plain Talk

I-luck is a house agent system operated by Sumisho & Mitsuibussan Kenzai Co., Ltd., a subsidiary of Sumitomo Corporation and Mitsui & Co., Ltd., specializing in sales of building materials. When building or remodeling a home, the agent acts in a supporting role to represent the client in dealings with such business operators as building contractors, residential construction companies, and architects. These agents work in a new business in the housing field, one that is now being studied by the Ministry of Economy, Trade, and Industry and the Ministry of Land, Infrastructure, and Transport as a business with potential. The agents are expected to work as both consumer agents and "housing producers." Within this business, i-luck is one of the pioneers.

Building a home is an immense undertaking, one that many people get a chance to undertake only once in their lifetime, if at all. Remodeling your home is also a major project, one that you do not want to get wrong. Home building and remodeling are both projects people approach with great anticipation, but they are also troublesome jobs entailing many risks. The i-luck house agent system provides the homeowner with a comprehensive consulting service, using housing professionals from the start to the end to navigate each hurdle and ensure that the building or remodeling goes as it should. I-luck personnel take the side of the client and ponder his or her needs, acting as true confidants who can be fully relied on.

## Four Steps to Total Support

When a client comes calling, i-luck presents a proposal consisting of four steps: Studying, discussing, building (finding), and protecting.

**• Studying home building or remodeling**

To be the owner of a reasonably priced, good-quality



study
discuss
protect
build


home, whether it is to be a new home or a remodeled one, the client must first acquire a minimum amount of knowledge. I-luck offers clients opportunities to educate themselves, such as by attending free seminars held regularly. It has also opened a library in Shinjuku, Tokyo, with a wealth of materials on home ownership, including books and magazines on housing and catalogs of construction materials. In the library you can browse through files of representative works by contractors and architects registered with i-luck and residential construction companies associated with it, and you can also watch videos of seminars held in the past.

**• Discussion with a friend you can trust**

Different clients have different concepts and dreams of the home they want. And the more information and knowledge they acquire about home building, the more confused they become. The i-luck housing advisors, who are pros when it comes to building or remodeling a home, will discuss such things free of charge from their third-party standpoint. Acting as true and fully reliable confidants, they are easy to approach and talk with at any time.

**• Building with reliable partners (Finding the optimum home-building partners)**

To acquire the house of your dreams or complete a remodeling project to your satisfaction, it is important to locate perfect partners for turning plans into reality. The key point is the selection of trustworthy partners who will faithfully carry out the work delegated to them. I-luck introduces clients to "registered building contractors," firms that have passed a rigorous screening process based on its own standards. This original and strict screening involves more than just an examination



i-luck
i-luck
explanation for users
explanation for contractors
balance

of financial statements (for the past three years) and on-site technical inspections of current construction projects. What gives the i-luck screening a special flavor is the inclusion of other criteria, notably a customer-satisfaction survey of the contractor's past clients. Similarly, i-luck also maintains lists of affiliated residential construction companies and registered architects and architectural design firms.

**• Follow-up services to protect the home**

Actual construction begins after the selection of the main contractor and the conclusion of a contract, but there is more than that involved in building or remodeling a home. These days there is always a chance that the firm you have confidently entrusted to handle the construction will unexpectedly go into bankruptcy. Where necessary, use can be made of a third party to insure and guarantee the completion of the job. In addition to performing the conventional functions of the consultant, i-luck guards clients against a variety of risks, thereby providing them with peace of mind. The major elements of this comprehensive support are a housing completion guarantee system (which guards against the risk of a contractor's bankruptcy), a warranty system (which guards against the risk of the later discovery of defective construction), and a foundation guarantee system (which guards against risks associated with the land under the building). In addition, i-luck provides follow-up services after occupancy.


i-luck
i-luck
users
contractors

## A House Agent for Everyone

I-luck celebrated its fifth birthday in August. To mark this milestone, it has been offering a particularly rich schedule of events and seminars, and it has called on all personnel to come up with suggestions after reflecting from a variety of perspectives on what the needs of ordinary consumers will be as they build homes, move into them, and settle down to living in them. The topic i-luck wants all staff members to explore this year is how they, after they have thought thoroughly about the experience of taking up life in a new or remodeled home, can help home occupants to realize a lifestyle and shape a living space reflecting the individuality of each of them while pursing a comfortable life amid the many stresses of contemporary society. All of the registered contractors and architects, affiliated residential construction companies, and makers of construction materials are helping out in the construction of this "i-luck world," aiming to provide powerful support to the general consumer. You can see for yourself the details of the i-luck system, including the original events and seminars it has put together free of the constraints of conventional practice, at its website: www.iluck.ne.jp (Japanese only).

Recently the housing industry has been seriously rocked by a spate of improprieties and scandals—especially one involving fake earthquake-resistance data used in the construction of condominiums—and the number of customers coming in for consultation has shot up. In this situation, i-luck strongly urges clients to recognize that they themselves must bear ultimate responsibility for their home. Because there are still many people who take an easygoing approach to responsibility, i-luck personnel are careful to explain that even when buying a condominium or ready-built house, you must begin with a thoughtful and thorough study of what you are getting into.

I-luck in this way is committed to providing support for better building and remodeling of family homes, both through consultation services and through seminars, events, and other information services. Its ultimate hope is to assist in the establishment of a new and improved style of home construction in Japan. And it is convinced that the day cannot be far off when everyone will take for granted the existence of house agents in the home-building field and will call upon the services of these agents when building or remodeling their own homes.

This article was written with cooperation from i-luck.

# Sumisho Interior International Inc.

## A 2003 merger produced an eco-friendly firm with a global network and professional expertise for interior design

Sumisho Interior International Inc. was established in 2003 through the merger of two existing Sumitomo Corporation subsidiaries: Sumisho Fine Goods Corp., which had been involved mainly in procuring imported furniture, and Sumisho Interior Inc., which had been focusing on carpets. Combining all of our interior-related businesses under a single roof has made it possible to use integrated corporate strength powerfully and offer broad support; the company is now focusing its efforts on creating interior spaces for the future.

### Future-Oriented Efforts

Sumisho Interior International is aiming to provide comprehensive interior design services on a professional basis for hotels, geriatric health services facilities, offices, and others. In order to extend its operations on a future-oriented basis, it has established a setup that allows it to assist customers not just with interior planning, design, and coordination—the software side, so to speak—but also with the hardware side, meaning supply of the best possible physical items for interior use, which the company selects and also develops on its own.



Carpet tiles from the Shaw L7 collection

SII has a procurement network spanning the globe, including exclusive sales rights in Japan for the furniture of Knoll Inc. and the



Barcelona couch and other pieces from Knoll Inc.



Sumi Green SG-300 carpet tiles

carpets of Shaw Industries, Inc. both of the United States. It also offers its own "texcere" brand of fabrics for curtains and other uses. With its full range of interior products, it can satisfy customer needs of all sorts.

In addition, last year SII launched the "Sumi Green" brand with a view to protection of the environment.

### Sumi Green: Eco-friendly Carpeting

The annual supply of carpet tiles in Japan amounts to about 27 million square meters, and about 45% of this represents replacement demand, meaning that much existing tiling that needs to be disposed of. So more than 60,000 tons of carpet tiles with polyvinyl chloride backing are buried as industrial waste every year.

The first item in SII's Sumi Green line is recycled carpet tiles, which it developed in conjunction with Suminoe Textile Co., Ltd. Used carpet tiles destined for disposal are ground into powder and used as filler in backing for new tiles. This innovative technology is making it possible to reduce the volume of waste.

More recently the company has introduced the *Sumi Green SG-300 line of carpet* tiles, using recycled materials not just for the backing but for the carpet pile as well. This revolutionary new product, which uses recycled polyester fibers made from used plastic bottles, meets the standards for "green procurement" set by Japan's Ministry of the Environment under the Green Purchase Law. In June this year the SG-300 line was recognized as an Eco Mark product by the Japan Environment Association, meeting the requirement of a minimum of 25% post-consumer material (used carpet tiles) by weight.

The creation and marketing of the Sumi Green line of carpet tiles has established a recycling system that extends from collection to supply, making it possible to promote recycling of resources and reduce the amount of industrial wastes. SII and Suminoe Textile's subsidiary Suminoe Co. are expecting a total of ¥1 billion in first-year sales for the line, growing to ¥5 billion five years from now.

SII intends to keep up its efforts to develop eco-friendly materials as a company contributing to the cause of environmental protection.

**Sumi Green carpet tiles are re-recycled after use**


Customers
Customer-designated conveyance firm
Designated recycling plant
Suminoe Textile Co.
SII-designated conveyance firm
Powder for recycling
Manufacture of recycled carpet
Used carpet tiles (PVC) *
Refineverse Group
Sumisho Interior International
Recycled carpet tiles
"Sumi Green" recycled carpet tiles
* Manifesto issued by disposing company

**COMPANY PROFILE**

**Name:** Sumisho Interior International Inc.
**President:** Tatsu Tsuji
**Address:** Sumitomo Corporation Jinbo-cho Bldg. 2F, 3-24-1 Kanda Nishiki-cho, Chiyoda-ku, Tokyo 101-0054, JAPAN
**Telephone:** +81-3-3518-8915
**Business:** Interior design, construction, and product procurement; import, export, and sales of furniture, carpeting, and other interior-related products
**Capital stock:** ¥100 million
**Founded:** April 2003
**Employees:** 108 as of April 2006

# HOMETOWN HIGHLIGHTS

In this section we invite staff members from our overseas offices to write short essays about life in their countries.

## Our King, Our Guiding Light

BANGKOK

*Satitman Suwattana*



This year, from June 8 to 13, people throughout Thailand joyfully and respectfully celebrated the 60th anniversary celebration of His Majesty King Bhumibol Adulyadej's accession to the throne. Twenty-five monarchs from other countries visited as royal guests to participate in this celebration, and all around the country the streets were full of Thai people wearing canary yellow T-shirts, the color of his birthday. When His Majesty finished his speech, everybody shouted "Long live the King" with tears of love in their eyes.

At his coronation in 1946, His Majesty uttered the famous Oath of Accession, "We shall reign with righteousness for the benefit and happiness of the Siamese people." Since then, through his unstinting efforts, he has shown his dedication to helping his people, especially the poor who are the majority of the population.

Over the past six decades, His Majesty has been traveling to remote areas all over the country to visit, witness, and listen to his people's problems personally. We always see his perspiring face, but he never tires of helping his people. Reflecting his love and dedication to the Thai people, the hard-working King has implemented thousands of royal projects to promote their well-being in such areas as environmental improvement and preservation, forestation, flood and drought mitigation, irrigation, soil improvement, education, and health care. He is also promoting the "sufficient economy" concept as the basis of sustainable lives over the long term. And when the country is in a political crisis, he is the only one whom everybody trusts, and thanks to him the crisis can be relieved.

His Majesty's dedication has won him the supreme love, loyalty, and respect of his people.

Anniversary celebrations





He has become our "guiding light," shining through our hearts and inspiring the Thai people to do the right thing by returning to the country, to society, to family, and to each other.

Long live the King!

## The Motor City

DETROIT

*Shelley Farquhar*



As the French officer Antoine de la Mothe Cadillac traveled down the wilderness waterways of the Great Lakes in 1701 in search of an ideal location for a settlement, he came upon the area we know today as Detroit. This area appealed to Cadillac not only for its richness in forests and furs, but for its location. Detroit derives it name from the French, "Rivière du Détroit," literally, "River of the Strait."

Early settlers realized the importance of Detroit and soon it rose as a transportation hub with the rise of shipping, shipbuilding, and manufacturing industries. The "Motor City Capital" was emerging. In 1896, Henry Ford built his first automobile, and in 1899 he set up his first automobile plant in Detroit. Thus was born the "Motor City," the capital of a new industry that would soon change the world.

The growth in the automotive industry led to large numbers of people relocating to this exciting and thriving city on the Great Lakes in the early twentieth century. Detroit became a center for jazz music and the "Motown" sound. Today, Detroit is the home of the Detroit Symphony Orchestra and the Detroit Opera House. Detroiters also enjoy attending visiting Broadway productions at the newly renovated historical Fox Theatre and Fisher Theatre.

Downtown skyline



Detroit Institute of Arts



Photos courtesy of Detroit Film Office

Detroit fans have the greatest allegiance to their various sports teams, whether they are having a winning season or not. Detroit has even been given the nickname "Hockey Town USA." When visiting Detroit, you can always get tickets for a great game and have a wonderful time. Detroit was honored to provide the venue for the 2006 Super Bowl Game this year.

Detroit has embraced its plethora of historical events by providing many beautiful parks and attractions for its citizens and tourists to visit and explore. Henry Ford Museum and Greenfield Village offer a look back into the last century and how our industrial and automotive world was created around us. Other museums include the Charles H. Wright Museum of African American History, Detroit Institute of Arts, and the Detroit Science Center.

Detroit is now much more than a convenient spot on the "River of the Strait," as it has grown into an international gateway that invites the best of culture, science, technology, and innovation to its door, greeting those who visit with hospitality, a smile, and words of "Welcome to the Motor City!"

# Protecting Our Children, Improving Our Environment

Sumitomo Corporation's head office is located in Tokyo's waterfront Harumi Island Triton Square, a multipurpose complex completed in 2001 that was designed to achieve graceful harmony among professional, entertainment, and residential uses. There are residences and schools near the Triton Square office towers and commercial facilities, and elementary school children pass through the complex on their way to and from school.

Recently Japan has seen a disturbing number of crimes against young children, and schools and parents have been taking countermeasures. At Tsukishima Elementary School No. 3, which neighbors Triton Square, crime-alert buzzers were distributed to all the pupils. But there was no easy way to hang the buzzers from the standard schoolbags that pupils carry on their backs. Mizue Yamagata, a Tokyo housewife, came up with a solution, a buzzer strap to attach to the front of one of the schoolbag's shoulder straps. Located to the side of the child's chest, the buzzer is easy to use if needed, and its prominent visibility helps deter wrongdoers.


Crime-alert buzzer strap


Donating crime-alert buzzer straps

Wishing to cooperate in the cause of fighting crime against children, Sumitomo Corporation this April donated buzzer straps for all the pupils at the Tsukishima school. The pupils' parents were very pleased, and at a meeting on June 27 the school's principal and PTA officers expressed their gratitude. We also received a letter of thanks from the mayor of Chuo Ward, the local municipality. Sumitomo Corporation intends to keep up its efforts as a good neighbor, seeking to make Triton Square a safe and pleasant place to live and work and to stay in touch with the community.

**Using "Eco-products" to Teach about the Environment**

One responsibility that businesses bear is to be considerate of the environment. Sumitomo Corporation is undertaking various activities in this area, and we are handling a growing number of environment-friendly products. Last year we exhibited some of them at Eco-Products 2005, a three-day event held from December 15 to 17 at Tokyo Big Sight, organized by the New Energy and Industrial Technology Development Organization, Japan Environmental Association for Industry, and newspaper publisher Nihon Keizai Shimbun, Inc.

At this event we exhibited four environment-friendly products that we are handling: Bird Friendly® coffee, toilet paper made from recycled Cartocans (paper beverage cans), air purifiers, and wood pellet stoves. We also prepared an "eco-quiz" for elementary school pupils visiting the exhibition, aiming to deepen their understanding of environmental affairs.

Some 400 schoolchildren visited the Sumitomo Corporation booth, and those who answered the eco-quiz questions correctly received prizes including recycled-Cartocan toiletpaper and straps for attaching crime-alert buzzers to school bags.

— Global Environment Dept.


217
住友商事株式会社
21
Schoolchildren enthusiastically taking the eco-quiz

Mumbai

# A UNIQUE WAY OF LUNCHING

The city of Bombay, located on the west coast of India, grew into a flourishing trade port after coming under the control of the East India Company in the seventeenth century. Now renamed Mumbai, it is India's biggest city, with a population of 16 million, and has developed into the nation's financial and commercial hub.

Mumbai boasts a unique institution, that of the *dabbawallah*. Indian people have a vast variety of dietary customs, mainly for religious reasons. About half



A *dabbawallah* at work

the population is vegetarian, ranging from people who do not even eat root vegetables like onions and garlic to those who eat eggs and others who also eat fish. Of course there are also nonvegetarians, who eat meat (mainly chicken). Mumbai being a big city, many of its inhabitants originally come from other parts of the country and are attached to the cuisines of their birthplaces. Since restaurants cannot hope to cater to the great diversity of dietary customs, many of the city's workers prefer packed lunches.

The city's offices are concentrated at the tip of a long, narrow peninsula. Many people commute by train from up to 60 kilometers away, and carrying packed lunches on overcrowded trains is not a realistic option.



A Sumitomo employee enjoying his *dabba*



Codes on the lid of the outer container

The inner and outer containers

This is where the *dabbawallah* comes in. *Dabba* means "packed lunch," and *wallah* is the person who delivers it. *Dabbawallah* also refers to the system as a whole—what might be called the packed-lunch courier service.

## Impressive Accuracy

Here is how the system works. Every morning *dabbawallahs* pick up packed lunches left at the entrances of homes, arrange them neatly in wooden frames, and convey them to special train carriages reserved for *dabbas*. *Dabbas* from Mumbai's far-flung suburbs are transported to collection points in business-district railway terminals. They are then loaded onto large two-wheeled handcarts and delivered to offices.

A typical *dabba* consists of two or three curries and the flat unleavened bread known as chapati, packed in a four-tiered set of stainless-steel containers. This set is placed in a bucketlike cylindrical outer container about 30 centimeters high. Codes of 7 to 10 digits in red, yellow, blue, and other colors on the lid of the outer container indicate the pickup and delivery points. *Dabbas* are sorted by code and delivered to the appropriate offices by 1:00 p.m. At 2:00 p.m. the empty containers are picked up and taken back to the homes they came from.

In this way, with no use of computers or other high-tech gadgetry, every day some 200,000 *dabbas* are delivered and collected with near-perfect accuracy, making the system worthy of the name Sigma Six. This stunning degree of accuracy has made the *dabbawallah* system the subject of business school case studies. Incidentally, the fee for the courier service is between 300 and 400 rupees ($6.50–$9.00) a month, depending on distance.

The scene of *dabbawallahs* in their white Nehru caps crisscrossing the business district around noon has been a distinctive part of the Mumbai cityscape for over a century. The *dabbas* they deliver without fail, day in day out, are more than food: They also represent the love of the wives and mothers who prepare them. The *dabbawallah* system provides the energy that sustains the working men and women of Mumbai who are responsible for the vigor and the hustle and bustle of booming India.

— Kensuke Nagashima
Mumbai Office, Sumitomo Corporation India Private Ltd.



Delivering *dabbas* on a handcart


Sumitomo Corporation
MERCHANTS
We aim to be a global organization
that constantly stays a step ahead in dealing with change,
creates new value, and contributes broadly to society.
Sumitomo Corporation
http://www.sumitomocorp.co.jp

# SC NEWS

A Quarterly Newsletter of Sumitomo Corporation

No. 161 Winter 2006/2007


CORAL RIGIDA

Sumitomo Corporation

# Teamwork Transcending Borders

## Shuichi Mori, General Manager for Europe

*Sumitomo Corporation is promoting the effective development of its business all around the world. For this second installment of a series of interviews with senior officers responsible for operations overseas, we spoke with Shuichi Mori, General Manager for Europe.*

**Could you tell us about specific ways in which Sumitomo Corporation Europe is exercising "integrated corporate strength"?**

SCEU operates in 10 European countries with 12 operations subsidiaries and branches; there are eight business divisions with 44 offices around the region. Our activities span national and regional borders and differences in ethnicity, language, tax law, and culture. In addition, we have more than 30 consolidated subsidiaries of varying sizes and ownership ratios.


Shuichi Mori

In order to promote this broad range of business activities from both the sales (offensive mode) and control (defensive mode) sides, we need to activate the full potential (integrated strength) of our finite human resources. The most important requirement is teamwork, backed up by thorough disclosure and sharing of information, along with free and lively debate and healthy communication transcending differences of rank and ethnicity.

In our Supply Chain Management business for oil and gas drilling tubular products, which extends from the coast of the North Sea to the Middle East (Dubai), Russia (Sakhalin), and the CIS, not only members of the sales force but also people from the SCEU corporate team in various fields, including information technology, law, risk management, finance, accounting, and tax affairs, have been traveling outside the region and otherwise cooperating with all their might.

**Given the extremely broad range of SCEU's activities and the dynamic moves that are occurring in fields that you cover, how are you tackling changes and making strategic moves for the future?**

With the rapid expansion of the European market and the structural changes it has been experiencing, SCEU ended up being "lapped" because of our long-term downsizing and reliance on trading activity. But we have added new functions and made new business investments and acquisitions, and these have served as the lever for a major shift to a growth mode, powered by the buildup of superior assets through the development of the value chain of our present core businesses both vertically (upstream-downstream) and horizontally (by region and field).

Last year we set up a cross-divisional task force for central and eastern Europe, an area that has become the target of a surge of investment by Japanese manufacturers in the automobile industry and in consumer electronics, particularly flat-panel TVs. For the consumer electronics makers we have been offering Just In Time supplies based on Vendor Managed Inventory. For automakers we have been offering JIT-based supplies of European-made parts, and we have also launched our own parts manufacturing business.

We aim to extend this model to Russia and other CIS countries. This is an area where we are truly leveraging the "integrated corporate strength" of SCEU; with our logistics team as the core, we are also deploying members of the sales team in the fields of steel products, steel service centers, chemical products, machinery and electric business, and electronics, along with specialists from our corporate staff.

**What is your image of concrete ways in which SCEU can realize "prosperity and dreams" through its business?**

As a *sogo shosha* (integrated trading company), a type of company that is unique to Japan, we have global information power and organizing capabilities. Tapping these with finely tailored services like SCM and JIT, we are able to transplant the advantages of the business model developed in Japan to Europe, incorporating them into self-contained, locally based European businesses implemented by employees in European countries. In this way we can increase the added value of our European customers' businesses, and our employees can join our customers in realizing "prosperity and dreams."

**Could you share your own ideas about "prosperity and dreams"?**

I want to offer a place where employees—especially the young "hounds" straining at their leashes—can work with visible enthusiasm. And I want to see unconstrained discussion and actual business implementation lead to the steady growth of our younger employees and to the emergence of new businesses.

# SC NEWS

A Quarterly Newsletter of Sumitomo Corporation
No. 161 Winter 2006/2007

CONTENTS



*On the cover: The Coral Rigida, an ethylene carrier, is part of the logistical infrastructure of Sumitomo Corporation's Basic & Performance Chemicals Division (see pp. 4–6).*

SC NEWS is a quarterly publication of the Corporate Communications Dept. of Sumitomo Corporation.
1-8-11, Harumi, Chuo-ku Tokyo 104-8610, Japan
e-mail: info99@sumitomocorp.co.jp
URL: http://www.sumitomocorp.co.jp/english

# Support for "Integrated Corporate Strength"

The Chemical Business Unit of Sumitomo Corporation is involved in a wide range of fields across the globe. One of its main components, the Basic & Performance Chemicals Division, has been achieving steady development with a good balance between trading and business investment activities. This report is based on an interview with the division's general manager, Corporate Officer Yoshito Horiuchi.


NPBT
NPBT
New Port Bulk Terminal tanks (Johore Bahru, Malaysia)

The most pronounced feature of the chemicals business is its breadth. Chemicals are closely connected to the production of automobiles, electric appliances, electronic parts, textiles, pharmaceuticals, and all sorts of other products—just about everything we use in our everyday lives.

In order to further enhance our company's "integrated corporate strength," it is essential to promote communication and collaboration across the lines between business units. The Basic & Performance Chemicals Division plays a key role in this connection, acting as a bridge between different parts of the company. We are seeking to serve as a horizontal beam running across the entire company—or, to put it another way, as a form of glue—actively involving ourselves with various business units.

Our division consists of six departments: Organic Chemicals Department No. 1, Organic Chemicals Department No. 2, Plastics Department, Resource Based Inorganic Chemicals Department, Electronic Chemicals Department, and Performance Chemicals Department. I will introduce each of them briefly.

## Undertakings in the Field of Basic Chemicals

Our **Organic Chemicals Department No. 1** handles basic petrochemicals, such as ethylene, propylene, benzene, and styrene monomer, derived from thermal cracking of naphtha, which is an intermediate product arising from the distillation and refining of crude oil.

In the case of this department's products, users do not care about the brand as long as the quality is up to par. So it is possible to do business on a broad global scale. But in order to accomplish this, it is necessary to build partnerships with companies in countries around the world and to share information through the global network of such partners. Since our own network alone is not enough, we have recently acquired Voest Alpine Intertrading (now called Summit Petrochemicals Trading Inc.) to extend our reach.

The **Organic Chemicals Department No. 2** deals in industrial chemicals, including phenol and caprolactam, produced from such chemicals as propylene and benzene. Various industrial chemicals can be produced by causing benzene to react, and these can in turn be used as materials for other industrial chemicals. In other words, the product chains can be extended greatly, allowing the construction of an effective value chains. The department is working at the strengthening of these value chains, and it has won the top spot within the industry in the phenol chain and nylon chain.

The **Plastics Department** handles polyethylene, polypropylene, and other plastics used in a variety of products forming part of our everyday lives, ranging from shopping bags to automobile bumpers. Formerly the department's business consisted mainly of buying plastics from producers and selling them to processing companies, but now it has switched toward an emphasis on business investment, acting as a partner for processing firms. In the period ahead the department intends to focus on the automobile-related and consumer-electronics-related fields, and it has been building up its staff in these areas.

Twelve years ago Sumitomo Corporation acquired Interacid Trading, an international trader handling sulfuric acid, and we currently handle about half of the world's offshore trading in this chemical. This is under the purview of the **Resource Based Inorganic Chemicals Department.** Though it holds the biggest share of global business, the department has not been resting on its laurels; it has been continuing to invest in the expansion of its

business through Interacid Trading. The nature of this business necessitates logistical facilities; we have tanks in Chile, the United States, and Australia, and we will be working to build up our stock of ships. Making use of this logistical infrastructure, we intend to work at increasing our share of the sulfuric acid trade and also to build up our volume of our transactions in sulfur.



Yoshito Horiuchi, Corporate Officer and General Manager, Basic & Performance Chemicals Division

## Developing Our Electronic and Performance Chemicals Business

In addition to the above four departments handling basic chemicals, we have two departments operating in the fields of electronic and performance chemicals. The **Electronic Chemicals Department** handles materials used in such electronic devices as circuit boards, semiconductors, batteries, and liquid crystal displays. The business of this department features expansion of the trading range through supply chain management. For example, if a Japanese manufacturer opens a plant in Vietnam, we will build a setup for just-in-time delivery of materials. We are working not just at trading but also at business investment; for example, we have entered the field of producing electrolytes for lithium batteries.

The core of the business of the Performance Chemicals Department is in the handling of glass materials for LCDs, plasma displays, and the like. We are actively investing in this area; for example, we are now involved in the processing of silica in Tasmania, which is a source of high-quality silica sand for use in manufacturing glass products.

## A Healthy Balance of Trading and Investment Activities

Our fundamental thinking in the Basic & Performance Chemicals Division is that trading and investment are the two wheels of our business. In order to move ahead and achieve growth, we need to maintain good balance between the two.

Since we belong to a trading company, clearly trading activity is our starting point. Looking at the trading territory of our field, we identify the particular areas where we have an advantage, and we aim to use our investment activity in order to further build up our trading in such areas.

The chemical products business is one in which there is constant innovation and new materials keep appearing. And the electronics industry, which represents a big market for chemical products, is a field in which technology advances at a breakneck pace. We encounter a tremendous profusion of new materials and technologies, and it is extremely difficult to determine which of them have the best prospects for becoming mainstream in the future. It is essential for us to have people who can pick out the "gems" from this mix. Of course this involves developing our own personnel with this sort of discernment, but I believe that as a practical matter we should also develop partnerships with outside firms that can offer this sort of capability.

## The Need for Scenario Writing

Another part of our strategy for the future is the strengthening of our value chains. I mentioned the entry by the Electronic Chemicals Department into the field of production of lithium battery electrolytes. Previously this department was just trading in lithium battery separators. This led to handling of electrode materials and electrolytes for this type of battery. Initially this was limited to trading, but we found a company with which we were able to form a partnership for production. We are now considering moving into production of electrolytic solutions as well. This is one example of building up a value chain.

The chemical products business encompasses a tremendous range of fields, each of which is relatively small; by moving from field to neighboring field it is possible to expand our business virtually without limit. Of course the competition is fierce, and so we need to act with a sense of timing and urgency. And trading alone is not enough; active investment is also essential.

An essential element for the strengthening of value chains is what we call "scenario writing." For example, we might write a scenario involving ourselves, company A, and company B: We supply materials to company A, which turns them into intermediate goods; then we take these to company B, which makes them into final products. If we can create such a scenario and turn it into reality,



Soda ash

Products from Cantex Inc.

we can be a "fabless" manufacturer, turning out products without having a factory.

Since the range of products is so broad, though, we cannot be experts about all of them. Here too, "discernment" is necessary. By nurturing relationships with good partners and writing scenarios that involve them, we can make our business more global and more dynamic.

## Selection and Concentration

Both in investment and in extension of our value chains, we do not jump to "remote isles." The basic principle is to build on our existing strengths. So even if a business looks promising, we will not get involved in it if it is unconnected to the areas where we already have good capabilities. This ties in with the idea of "selection and concentration." We need to review all the areas of business that we are undertaking and identify those where we have particular strength. We have 32 business subsidiaries, and I believe that it will be important for us to narrow this field down, looking at each of them to see if it is essential in view of our business line. I also think that there is an urgent need for us to examine them to determine whether they are being properly managed.



Of course, we have some subsidiaries that are functioning as integral parts of our business line. One example is Cantex Inc., which is the United States' top manufacturer of polyvinyl chloride pipes and fittings. This company is to build a new plant and aims to further increase its market share in the near future. Since it operates in one of our areas of strength, we are considering having it expand into Europe to make it even stronger.

I would say that Interacid Trading, which I mentioned earlier, is also a success story. But I believe that we need to think promptly about its next steps in order to achieve sustained growth in the future.

We also have some subsidiaries that are currently having hard times but that seem worth keeping for their potential benefits as survivors. For example, there are only a few companies in the whole world that produce kaolin, which is a clay mineral used to make white pigments for the paper industry. A number of companies abandoned this business because they thought that demand for kaolin would plunge with the advent of the "paperless society" that was predicted to emerge in the wake of the information technology revolution. In this context, we are considering acquisition of kaolin mining rights. The aim would be to win benefits as a survivor in a field from which competitors have withdrawn. It can be a good strategy in some cases to come out ahead as a survivor in such a field and further increase one's share of the market—as opposed to going into close combat in a field full of competitors and having one's energy sapped.

The process of selection and concentration naturally involves difficult decisions, and we need to pay special attention to the motivation of the employees working on the front lines. Business is ultimately all about people, and handling people well is the weightiest part of my responsibilities as division general manager.

## The Crucial Importance of Integrity

I have worked in the area of organic chemicals for my entire career. I still remember a blunder I made when I was a relatively new employee, in my fourth or fifth year at Sumitomo Corporation. I was eager to do business in naphthalene, and I was able to arrange to import some from China. But it proved difficult to find buyers, and so the material ended up overflowing the available warehouse capacity and being stored in the open air. This was very bad, because naphthalene has a strong odor, on top of which it sublimates (changes from solid to gas) at regular temperatures. I was just about at my wits end when another company came to the rescue.

Trading companies, manufacturers, and users all have different positions, and sometimes they find that they have to fight with each other. But I had resolved that, come what may, I would be fair and square, avoiding deception, and I had been sticking to this principle in doing business. I believe that this is why a rescuer appeared in my time of need.

I firmly believe that the "high road" of business is the path of being honest and straightforward in dealing with others.

Chemicals are intermediate goods, not final products. They are used to make a variety of things, such as auto parts and LCD television sets. After they are incorporated into these final products, they are generally not even thought of. But they are essential; without them, the final products could not be made. With this sense of purpose and meaning, I intend to keep working at the development of our business.

Nantong tank terminal (Jiangsu, China)



# Global Travel Online Inc.
**Making Travel Freer and More Fun**

Package holidays providing local transfers, escorted outings, and optional tours as well as airline tickets and hotel accommodation as a single set may be just the thing for the novice to holidaying overseas, but the veteran traveler often just wants a cheap flight and hotel. Catering to this need are "dynamic packages," which let the customer book his or her preferred hotel and airline. But while widely known in Europe and North America, dynamic packaging has not been available in Japan—until now, that is.


Global Travel Online Inc.
GTO website

Selling these packages solely online is Global Travel Online (GTO), a wholly owned subsidiary of Sumitomo Corporation, which in October 2005 became the first travel agency to begin marketing these holiday products in Japan.

In the year since then, it has taken a total of more than 4,000 bookings, including one customer who has booked and taken nine overseas holidays in the past year, and another who accesses the site while on holiday overseas to book his next holiday, reflecting the strong support that GTO has garnered among seasoned travelers.

### Drastically Increasing Freedom

GTO's priority when it rolled out its new service was to drastically increase travelers' freedom and lower costs. The local transfer services that form an ever-present feature of package tours, for example, were axed completely, not only reducing costs but also giving users the freedom to choose from top hotels off the normal transfer routes. Hotels are sourced making full use of the SC Group's unique network resources and bargaining strength as an integrated trading company, and the company's representatives themselves fly out to leading hotels around the world to negotiate and contract with them on more favorable terms.

As a result, the number of destinations offered by GTO has expanded from just three cities at the beginning to 100 now. The number of available hotels has reached 2,000, around half of which have direct contracts with the company. Prices are around 10%–30% cheaper than those offered by leading travel agencies.

### Shaking Up the Industry

The travel industry is an old one and business models are already firmly entrenched. This means that even if an existing operator wanted to focus on online sales, it could not just close down its staffed branches at the drop of a hat.

Unconstrained by existing practices, new entrants from other fields have the advantage of being able to build their systems from the ground up. Although dynamic packaging itself was known about in the industry, firms found it tricky to adopt and the wait-and-see attitude persisted until GTO's entry shook things up. When its site appeared in the press, for example, the number of hits surged dramatically, and the fact that most of these visitors were people involved in the travel business gives an idea of how much interest GTO's entry generated in the industry.

Of course not everything has been smooth sailing, and overcoming the lack of recognition has been a particular challenge, given that the travel business is a consumer business.

While some still think that dynamic packaging is a niche service, GTO intends to expand the range of choice it offers so that customers can pick from a wider menu of services, including optional local tours, car hire, and escorted tours. Employing the metaphor of the supermarket, a spokesman explains that GTO wants more and more people to discover the "joy of picking the ingredients for your holiday and just dropping them in your shopping basket."


Thailand · Maldives · Hawaii · Paris · New York

# Ensuring Rigorous Compliance with Legal Provisions: The Compliance Committee

*Sumitomo Corporation has set up the Compliance Committee as part of its drive to ensure rigorous compliance with relevant laws and regulatory requirements. We spoke with Executive Officer Takuro Kawahara, who is assistant general manager of the Corporate Planning & Coordination Office (Legal) and vice-chairman of the Compliance Committee, about the background and activities of this committee.*


Takuro Kawahara, Executive Officer and Assistant General Manager, Corporate Planning & Coordination Office (Legal)

**SCN: Could you tell us about the background to the establishment of the Compliance Committee?**

**Kawahara:** Compliance refers to the rigorous observation of laws and regulations. As such, it is something that I believe is a natural part of corporate management. Recently, however, there have been reports of a string of corporate scandals involving behavior like bid rigging and insider trading. The first major round of revelations concerning such scandals in Japan came around the year 2000. These received extensive coverage in the domestic media because they concerned matters involving human lives. The result was that consumers came to observe corporate behavior with greater vigilance. Meanwhile, we saw sharp changes in the social environment for business, including the shift from a "society of dependence" to a "society of independence" and the shift from ex ante regulation by the administration to ex post facto regulation by the courts. This made it all the more necessary for corporations to comply rigorously with legal requirements in their activities.

At Sumitomo Corporation we are the heirs to the "Sumitomo business spirit," which calls on us to carry out corporate activities of a socially responsible nature, and this is reflected in our Corporate Mission Statement, which declares our commitment "to comply with laws and regulations, while maintaining the highest ethical standards." So our company has always been thorough about having its officers and employees follow the law. But in order to ensure even more rigorous compliance with laws and regulations, the company established the Compliance Committee in November 2000 as an organ reporting directly to the president.

**SCN: What sort of roles does the Compliance Committee perform?**

**Kawahara:** The Compliance Committee has three roles: (1) to promote compliance with laws and regulations, (2) to share information about compliance problems and to offer suggestions for preventing their recurrence, and (3) to deal with cases that come to light under the Speak-Up System.

**SCN: Would you explain about the Speak-Up System?**

**Kawahara:** This is a supplementary internal reporting system. Ordinarily when a possible compliance-related problem comes up, it is supposed to be reported through the normal lines of the organization, but this system provides for cases in which it is difficult to report through regular channels by making it possible for people to submit information directly to the Compliance Committee. In principle the informants are required to identity themselves, but the identity of the informant and the nature of the information provided are both kept confidential under company regulations, and it is guaranteed that there will be no negative repercussions for the employee arising from the disclosure. The Compliance Committee deals with the information as appropriate. This year the Whistleblower Protection Law went into effect in Japan, and so it is now a matter of course for companies to provide this sort of arrangement, but Sumitomo Corporation implemented this system in November 2000, at the same time that the Compliance Committee was launched.

In August 2003 we provided additional channels for the submission of reports, making it possible for employees to go through outside legal counsel and corporate auditors.

**SCN: What do you consider to be important for the sake of rigorous compliance?**

**Kawahara:** With the establishment of the Compliance Committee and the Speak-Up System, the institutional framework is in place, but what is really important is not just the institutional framework but the question of whether awareness of compliance has spread among all our company's officers and employees. In the absence of such awareness, the institutional arrangements will be an empty shell. At Sumitomo Corporation we have made it clear that our individual officers and employees are the main actors responsible for implementing compliance, and we are having each of them do business with this in mind. We are also strictly applying the principle that we will not conduct

### Guiding Principles

**O Business Activities**

- Observing Antimonopoly Laws
- Security trade control
- Customs/controlled items
- Compliance with applicable laws
- Respecting and protecting intellectual property rights
- Prohibition of unfair competition
- Information management
- Preservation of the environment
- Overseas business activities

**O Corporate Citizen as a Member of Society**

- Prohibition on giving bribes
- Prevention of unlawful payments to foreign governmental officials
- Political contributions
- Confrontation with antisocial forces

**O Maintenance of a Good Working Environment**

- Respect for human rights
- Prohibition of sexual harassment
- Prohibition on abuse of authority

**O Personal Interests**

- *Insider trading*
- Conflicts of interest
- Proper use of information systems

activities that are questionable from a compliance perspective. Our conviction is that officers and employees must never risk noncompliance in pursuit of profit for the company. Also, if a compliance-related problem does occur, it is essential to take appropriate countermeasures immediately; for this purpose we are rigorously implementing the principle that such matters must be reported to one's supervisor and to related organizational units without a moment's delay.

**SCN: Could you also tell us about the company's awareness-raising activities for rigorous compliance?**

**Kawahara:** Awareness-raising activities for rigorous compliance are being conducted under the lead of the Compliance Committee as part of our role in promoting compliance. In April 2001 the committee produced a Compliance Manual, which was distributed to company officers and employees. It identifies 19 guiding principles as items of special importance. In addition, we are giving a variety of lectures and seminars concerning compliance. These are part of the curriculum in the training programs for new employees, Class A career-track employees, and corporate officers. We also prepare such sessions for individual business units and for all officers and employees. On top of that, we give lectures directed at various meetings held in Japan and overseas, as well as ones for subsidiaries. In fiscal year 2005 we implemented 45 such sessions, attended by about 1,610 people. And in August this year we launched an e-learning online compliance course directed at all officers and employees.

**SCN: In closing, please tell us about plans with respect to compliance at subsidiaries.**

**Speak-Up System**



Compliance Committee
Investigation and appropriate response
Outside legal counsel
Corporate auditors
Reporting individual
Speak Up
Feedback


**Kawahara:** In this age of consolidated management, we consider it important to promote compliance throughout the Sumitomo Corporation Group. So far Compliance Committees and Speak-Up Systems similar to those of Sumitomo Corporation have been introduced at about 140 of our domestic subsidiaries and associated companies. We are asking them to spread awareness of compliance among all their officers and employees, and we intend to work at achieving rigorous compliance on a consolidated basis in the SC Group.



President and CEO
Compliance Committee
Corporate Group
Business Units
Compliance leaders
Planning & Administration Departments
Overseas
Compliance leaders
Japan
Compliance leaders
General Managers for Southeast & Southwest Asia, Europe, the Americas, Middle East, CIS, and China
Subsidiaries
Branches
Regional business units
Subsidiaries
Chairperson:
Corporate Coordination Officer
Members: general mgrs. of the following depts.
Internal Auditing Dept.
Corporate Planning & Coordination Office
Legal Dept.
Corporate Communications Dept.
Resources Dept.
IT Planning & Promotion Dept.
Planning & Administration Dept., Financial Resources Management Group
Accounting Controlling Dept.
Advisors:
Outside legal counsel
Secretariat:
Legal Dept.

# Topics

## Acquisition of Barneys Japan

In August this year Sumitomo Corporation and Tokio Marine Capital Co. acquired all outstanding shares of Barneys Japan Co. Sumitomo Corporation purchased 50.1% of the shares, and Tokio Marine Capital 49.9%.

Barneys Japan was established in 1989 as a wholly owned subsidiary of Isetan Co., a department store chain operator, with a master license from Barneys New York, Inc. With three shops in the Tokyo metropolitan area (Ginza, Shinjuku, and Yokohama), Barneys Japan sells products carrying the Barneys brand, along with other imported luxury brand-name goods; the main focus is on apparel and accessories. It has established a luxury brand image as a specialty retailer supported by fashion-conscious customers.

Sumitomo Corporation has been developing its brand business strategically as a core element of its lifestyle and retail business operations, alongside supermarkets, drugstores, and direct marketing. The acquisition of Barneys Japan represents a major move in this field following the sale of the company's equity stake in Coach Japan last year. We will be pushing ahead with a growth strategy aimed at further enhancing this retailer's corporate value, focusing on expansion of sales at its existing shops and the opening of new ones in major cities like Osaka, Kobe, and Nagoya.

**— Brand & Retail Business Development Department**





Barneys Japan has three shops in the Tokyo area, including this one in the upscale Ginza district.

## Meeting with Nigerian President Olusegun Obasanjo

On August 22, Senior Managing Executive Officer Michihisa Shinagawa met in Abuja, capital of Nigeria, with President Olusegun Obasanjo. Sumitomo Corporation has been developing its liquefied natural gas business globally through LNG Japan Corporation, a joint venture with Sojitz Corporation. LNG Japan holds upstream LNG and liquefaction plant interests in Qatar and Indonesia and handles an annual volume of about 15 million tons of LNG, mainly bound for Japan.

In consideration of this track record, LNG Japan has been tapped as a potential partner for Nigeria's Olokola LNG Project, and it is currently actively pursuing negotiations on this with the Nigerian National Petroleum Corporation. The project involves the construction of a liquefaction plant with an annual capacity of 11 million tons and the export of LNG. LNG Japan would acquire a 3% interest in the undertaking.

At the meeting, which was held in a friendly atmosphere, President Obasanjo spoke of his desire to build up Nigeria's ties with Japan and to get the Olokola LNG Project underway before the end of his own term of office next March. He also noted his hope for investment in areas other than upstream energy interests.

**— Oil & Gas Planning and Development Department**



Senior Managing Executive Officer Michihisa Shinagawa (third from right) in Abuja with President Olusegun Obasanjo (fourth from right)

# CEO Oka Travels to the Middle East

Sumitomo Corporation President and CEO Motoyuki Oka visited Oman, the United Arab Emirates, Iran, and Jordan from September 10 to 16.

In Oman President Oka had talks with Minister of Oil and Gas Dr. Mohammed bin Hamad bin Saif Al Rumhy and with Managing Director John Malcolm of Petroleum Development Oman, a counterpart in the tubular goods business. Both confirmed their high evaluation of and trust in the capabilities Sumitomo Corporation has displayed over the course of many years, including our supply chain management system for oil country tubular goods. They also exchanged frank thoughts concerning the further strengthening of ties.

Also in Oman Oka met with Chairman Mohammed Zubair of Zubair Corporation, our partner in the automobile business. In Jordan he had a talk with Shehadeh S. Twal, chairman and general manager of Transjordan Trading Co.; the two reviewed the history of their companies' business dealings and vowed to expand them.

At Sumitomo Corporation's offices in Dubai and Amman Oka met with national staff members gathered from around the Middle East; the topics of their lively discussions ranged from company business and the Middle Eastern market to human resources and overall corporate policy. In Tehran Oka offered encouragement to the rotating staff and national staff members working for Sumitomo Corporation Iran in a difficult business environment.

Reflecting on his meetings with employees, President Oka declared: "I could sense the enthusiasm of these people, working in a climate where temperatures climb to around 40 degrees Celsius, and I came away with renewed confidence that our business in the Middle East will grow."

— **Global Strategy and Research Department**
**Sumitomo Shoji Research Institute, Inc.**



President and CEO Motoyuki Oka shakes hands with Oman's Minister of Oil and Gas Dr. Mohammed bin Hamad bin Saif Al Rumhy.



Oka meets in Jordan with Shehadeh S. Twal, chairman and general manager of Transjordan Trading Co.

# Strategic Joint Business with Sumitomo Mitsui Financial Group in Leasing

On October 13 Sumitomo Corporation Group and the Sumitomo Mitsui Financial Group reached an agreement to position their leasing operations as strategic joint businesses through the merger of SMBC Leasing and Sumisho Lease and of Sumisho Auto Lease and SMBC Auto Leasing. October 2007 is the target date for both mergers. At the press conference on the same day, President and CEO Motoyuki Oka noted the following points:

The general leasing and auto leasing businesses of both groups are in good shape; the strategic alliance represents a form of proactive M&A activity, allowing the two groups to take the lead in the regrouping within these industries. For the SC Group, leasing is a core business, representing one of the important functions by which we offer solutions to customers; to this field we bring our strengths in know-how about products and commerce. The automobile leasing business is also a core business for us, forming part of the "automobile value chain" that we have developed in sequence in the SC Group.

Our partner, the Sumitomo Mitsui Financial Group, has a great volume of available funds, high creditworthiness, and a huge base of customers. We intend to bring together the two groups' respective strengths and further enhance them to create Japan's top businesses in the fields of general leasing and auto leasing. We earnestly hope for the support of all the stakeholders to achieve this goal.

— **Finance Department**
**Automotive Planning Department**



Chief executives of the two groups and their leasing subsidiaries join hands on October 13. From left to right: Hironori Kato, President, Sumisho Auto Lease; Hideki Yamane, President, Sumisho Lease; Motoyuki Oka, President and CEO, Sumitomo Corporation; Teisuke Kitayama, President, Sumitomo Mitsui Financial Group; Koji Ishida, President, SMBC Leasing; Sumio Saito, President, SMBC Auto Leasing.

## Inauguration of Power Plant in Indonesia

On October 14 Indonesian President Susilo Bambang Yudhoyono attended the inauguration ceremony of the Tanjung Jati B coal-fired thermal power plant on the central island of Java. Representing Sumitomo Corporation at the ceremony was Executive Vice-President Shuji Hirose.

The new power plant, consisting of two units, has a generating capacity of 1,320 megawatts. This makes it a key facility capable of supplying almost 10% of the power for the country's core Java-Bali grid, which includes the capital city, Jakarta.

Work on this project was interrupted for five years because of the East Asian currency crisis, but construction was resumed under a cooperative financial arrangement bringing together the Japan Bank for International Cooperation, Nippon Export and Investment Insurance, and the Sumitomo Corporation Group. Through this finance scheme, which was unprecedented as a model for the electric power plant business, the project was completed, and commercial operations were recently commenced.

At the inauguration ceremony President Yudhoyono cited Sumitomo Corporation's long involvement, expressing his thanks and his strong hope for our ongoing cooperation in electric power and other infrastructure projects in Indonesia.

Sumitomo Corporation will continue to identify Indonesia as a strategic market, seeking to contribute to both the country's economic development and to the expansion of its own earnings base through active involvement in such infrastructure projects.

**—Tanjung Jati B Project Department**



President Susilo Bambang Yudhoyono joins in celebrating the inauguration of the new plant.



Tanjung Jati B plant in operation

## CEO Meets Vietnamese Prime Minister

Vietnam's Prime Minister Nguyen Tan Dung visited Japan from October 18 to 22, making his first official trip overseas since taking office.

During his stay, Prime Minister Dung took time to hold a separate meeting with Sumitomo Corporation President and CEO Motoyuki Oka, accompanied by general managers of the business units involved with Vietnam. Oka and his party explained our business activities in Vietnam, as well as the Japanese-Language-Oriented Cross-Cultural Education Program that our company launched in the central Vietnamese city of Danang in October. Oka also signed a general investment agreement with Minister of Planning and Investment Vo Hong Phuc. This was the only such agreement signed by the Vietnamese government with an individual Japanese company during the visit of Prime Minister Dung, who was also present at the signing ceremony. In addition, Chairman Kenji Miyahara and President Oka also attended the dinner for Prime Minister Dung hosted by Prime Minister Shinzo Abe and the luncheon hosted by Nippon Keidanren (Japan Business Federation), where they had friendly talks with senior government figures from Vietnam.

Through this series of events, Prime Minister Dung gained a renewed awareness of Sumitomo Corporation's business and corporate citizenship activities in Vietnam, for which he indicated great appreciation.

**— Global Strategy and Research Department**
**Sumitomo Shoji Research Institute, Inc.**

Prime Minister Ngyuen Tan Dung shakes hands with President Oka.





October 20 signing of general investment agreement

# Sofuku Koki Co., Ltd.

## A maker of storage equipment and materials offers optimum solutions for the warehousing needs of distributors

Sofuku Koki Co., Ltd., is the first manufacturer of end products in the SC Group in the field of steel sheets. Its main products are steel racks, floor panels with holes, and other storage equipment and materials. In August 2005 it became a wholly owned subsidiary of Sumitomo Corporation.

### Responding to Needs

In all distribution services these days, expectations are riding high for the introduction of equipment for storing a wide variety of products in small lots and the establishment of timely supply systems.

To cope with the assorted and sundry needs of its customers, Sofuku Koki manufactures a wide variety of storage equipment and materials with the assistance of its technological capabilities in all fields from product planning to systems design. In addition to its lineup of fixed-type shelving and pallet racks, both lightweight and heavy, it manufactures movable racks (as products of mechatronics), automated warehouse equipment, and digital picking rack systems. What distinguishes its racks is that they can be freely rearranged to accommodate layout changes and shelf space needs, and they come with a wide variety of optional settings. This gives warehouse managers a range of choices for matching the shape and weight of the items to be stored and the volume of the shipments.

Pallet racks





The Power Floor

Of note is the rail-less system the company offers in its lineup of movable racks, which eliminates the need to install rails for racks. This system has proved to be a hit, since it enables movable racks to be set up in places like refrigerated warehouses while they are in use without construction work. Sofuku Koki aims to offer supplies to keep distribution systems constantly in optimum shape, so that managers can make effective use of limited space, efficiently store whatever needs to be stored, and facilitate the movement of goods into and out of storage.

### Meet the "Power Floor"

Sofuku Koki is an expert at a special shape-processing technology called prenotch forming, which involves presswork to form notches and holes prior to forming. With this and other sophisticated technologies, for which it holds an unusually large number of patents for a firm in its field, it is able to make use of integrated production lines that start from steel sheet coils to create various kinds of racks, as well as flooring fixtures and the specially shaped frames and beams that support shelves. Naturally enough, it also has installed state-of-the-art production equipment.

With its history rooted in the production of steel racks, Sofuku Koki succeeded in the development of the "Power Floor," a steel flooring that effectively employs the company's original forming technologies. Representing a major advance over conventional floors, the Power Floor has attracted wide attention. In addition to selling the parts and materials for this flooring, the company designs and constructs various applications based on it, such as "Power Parking," which is a double-deck vehicle parking structure using Power Floors on each level, and a two-tier floor system that adds an extra floor within a plant or warehouse to boost storage capacity by making use of open vertical space.



With its eyes on the future, the company is constantly exploring possibilities. Currently it is making preparations to exploit its forming technologies for an advance into the field of construction materials for the makers of prefabricated housing.

### Putting the Environment First

Sofuku Koki, which handles the painting of its products in-house, has one of the Kansai region's largest painting facilities. Recognizing the importance of the environment, the company is working to curb the release of effluent from the baking-finish process, which uses organic solvents, and switch to powder coating. Already powder coating has been partially introduced, and wastes have been greatly reduced as a result. Moreover, having brought its operations into compliance with the ISO 14001 environmental management standard, the whole company is devoting close attention to environment protection.



**COMPANY PROFILE**

**Name:** Sofuku Koki Co., Ltd.
**President:** Toshikatsu Irie
**Address:** 2506-23 Aza Toriyagao, Hatta, Iga, Mie Prefecture 577-0012, JAPAN
**Telephone:** +81-595-20-9800 (Toshiyuki Yoshida, Business Department)
**Business:** Manufacture and sale of storage equipment and materials
**Capital stock:** ¥8.4 million
**Founded:** February 1967
**Employees:** 89

## HOMETOWN HIGHLIGHTS

**In this section we invite staff members from our overseas offices to write short essays about life in their countries.**

## Morocco's Atlantic Gateway

### CASABLANCA

*Nora Igueld*



Casablanca, a city of 4 million situated on the Atlantic coast, is Morocco's de facto economic capital, boasting one of the largest ports in Africa. It is also the gateway for tourists who want to visit other historic places in Morocco, such as Marrakech, Fes, Agadir, and Meknes. The government has undertaken a national project to attract 10 million tourists a year to the city by *2010*.



Shoppers throng the medina.

One must-see destination in Casablanca is the Hassan II Mosque, an architectural marvel built in 1993. Situated on the waterfront and made of gleaming marble, it is surrounded by the sea on three sides. This, together with the wide esplanade on the fourth side, gives the mosque the impression of a holy place cut off from the city.

The Habous medina, the heart of the old city, is also well worth a visit. You can stroll along narrow streets lined with arcades leading from one traditional market to another and pause in little shaded squares. The medina is full of shops and artisan workshops. Another special treat is the big olive market, which you can smell from a hundred meters away.



The beachfront Corniche has many attractions.

The beachfront Corniche, meanwhile, is packed with restaurants, coffee shops, ice cream parlors, private sports clubs, pools, night spots, and bars. An evening stroll along the Corniche is a relaxing pastime for residents and visitors alike.

Please visit Casablanca and discover the many facets of this fascinating city.

## Brazil's Bustling Metropolis

### SÃO PAULO

*Adalberto Parreira*



Established in 1554 by Jesuit priests, São Paulo has long been the economic and cultural heart of Brazil. Since the arrival of the first immigrants, brought here to work in coffee production at the end of the nineteenth century, the city has enjoyed continuous growth.

The first Japanese immigrants arrived in Brazil in the early 1900s, and the nation is now home to 1.5 million people of Japanese descent, two-thirds of them in São Paulo State. Almost 400,000 live in the city of São Paulo, making it a very comfortable destination for Japanese visitors, since there are districts where just about everyone speaks Japanese.

The biggest city in South America and the fourth biggest in the world, São Paulo has a population of more than 10 million (more than 20 million if satellite cities are included).



It accounts for 6% of Brazil's population and about 9% of its gross domestic product, and has the nation's third biggest budget.

Every year São Paulo hosts some 70,000 events—more than any other Brazilian city—drawing more than 15 million participants and visitors. Because the city is the nation's biggest consumer market, it attracts major fairs: About 150 of the nation's 170 main fairs are held here. It also has the most hotels, many on a par with the best in the world.

Today São Paulo is home to people from 70 nations, who have added their traditions and cultures to the city's rich life. All those who have chosen to live in São Paulo, whether Brazilians or foreigners, have contributed to the distinctive nature of the *paulistano* people. The mingling of different cultures can be seen in architecture, art, and cuisine, making São Paulo an ideal tourist destination. Here visitors will find a mild climate and a warmly welcoming people.

Scenes from São Paulo



Photography by Jeferson Pancieri

# Support for a Women's Film Festival

The Tokyo International Women's Film Festival, which Sumitomo Corporation assisted in 2006, was launched in 1985 concurrently with the Tokyo International Film Festival as a parallel event. From the start, the festival has aimed to present the world as portrayed in movies created by women. This year 15 films from 10 countries were selected for screening. The program, which took "family" as its theme in view of the swelling ranks of senior citizens and the diminishing number of children in Japan, proved to be hugely popular.

Japan has a very limited number of female movie directors. In France women account for half of all the people registered as directors, and in next-door South Korea they have expanded their share to about 30%. Etsuko Takano, the festival's organizer, reports that when she set her sights on becoming a director, she found that Japan offered no opportunities for women to join this field, and so she had to go abroad by herself to pursue her studies. She went to the Institut des Hautes Études Cinématographiques, which is located near Paris. Upon return to Japan she decided not to make directing movies her profession but instead to devote her energies to the distribution of quality films. Eventually her efforts were rewarded with her designation as a Person of Cultural Merit.

Takano was instrumental in the creation of the Tokyo International Women's Film Festival as a means of supporting female directors and other women in the movie business within Japan and around the world. She has continued to manage the festival so as to introduce works by the world's female directors. The festival also provides a good occasion for viewing films by young Japanese women directors, whose works are rarely seen.

### Sumitomo Steps In with a Day-Care Service

As part of its support this year, Sumitomo Corporation proposed and provided a day-care service during the screening of one French film. The service was made available with the cooperation of Yokohama YMCA staff to assist parents bringing up small children at a time when Japan's low birthrate and declining number of children are causing much concern.



The scene at the day-care service

Homemakers cannot easily get about when they have small children to look after, and they have few chances to go out and enjoy a movie. The day-care service was a concept devised to give a hand to such parents, so that they could sit back and watch the film with their spouse or a friend while knowing that their children were in good hands. In the days to come, will it not become increasingly important for the community to lend assistance to parents in the raising of children?

Fujika Motoyama speaks at Tokyo Women's Plaza, the festival's venue.



### Toward a Society That Accommodates Diversity

With its theme of the family, this year's film festival drew numerous entries dealing with family issues. In addition, a symposium on the theme "The Image of the Family in the Twenty-first Century" was organized. The panelists were four women: former Minister of Education Ryoko Akamatsu, actress Kyoko Kagawa, South Korean director Kyungsoon, and Fujika Motoyama, a Sumitomo Corporation employee. Motoyama was among the first generation of women to take advantage of Japan's 1986 Equal Employment Opportunity Law. The mother of two children, she holds a management position in the Human Resources Department. With their differences in terms of position, background, and age, the panelists were able to engage in a wide-ranging exchange of views on subjects including the difficult task of balancing children with work. Akamatsu, who is viewed as the mother of the Equal Employment Opportunity Law, remarked, "I am extremely gratified that such talented female employees actively involved in the business world have been fostered as a result of the law's enactment." The symposium reached a successful conclusion with an agreement on the prospects for the twenty-first century, which is that it will be a time when society will need to accommodate increasing diversity.

**—Philanthropy Team,**
**Corporate Communications Dept.**

Oslo

# Ski Jumpers' Mecca

Sumitomo Corporation's Oslo office is located at the same latitude as St. Petersburg and Anchorage at 60 degrees north, making it our northernmost branch office.

Until the discovery of oil in the 1960s, Norway was one of the poorest countries in Europe, with whaling, fishing, and maritime shipping forming the backbone of its economy. Now, however, it is Europe's sole oil exporter, and has grown to become one of the world's most advanced welfare states. Living standards have risen, and, as golf courses and new luxury apartments pop up all over the country, the economy seems to be going through a bit of a bubble, as evidenced by a survey of 71 countries conducted in August by the UBS Group, the Swiss-based financial services giant, which showed that, compared with a benchmark of 100 in New York, Oslo had the world's highest prices (121.5) and the world's second-highest wages (117).



Oslo City Hall, where the Nobel Peace Prize is awarded

## Outdoor Pursuits Popular in Both Summer and Winter

Norway is around the same size as Japan in land mass. But one-third of the country lies within the Arctic Circle, and even in Oslo the hours of sunlight vary hugely according to the time of year, with the sun rising at 2 AM and



Ski jump at Holmenkollen

setting at 11 PM in the summer compared with 10 AM and 3 PM in the winter. Unlike in Japan, the summers are pleasantly cool and free of humidity. In winter, though, the temperature can drop to minus 30° C. But despite the extreme changes in weather, the local people enjoy outdoor sports, such as fishing, biking, boating, and yachting in the summer and skiing and skating in the winter (when the sea freezes around Oslo, so if you visit then you'll be able to boast that you walked on the sea!). These pursuits, though simple, let you experience true quality of life.

## Taking Off for the World!

A popular local attraction is the ski jump at Holmenkollen. The Telemark region near Oslo is considered to be where ski jumping originated around 1840 (according to one story, it began as a form of punishment). The first competition was held in 1877, and it is now one of the most popular and historic sports in the region. It is also the site of a round of competition in the Ski Jumping World Cup every winter. The Holmenkollen jump affords a quite breathtaking view of Oslo, and seems almost to symbolize Oslo's place as a global take-off point for the members of the Oslo branch!

—Hiroyoshi Nosu, Taku Hattori
Oslo Branch, Sumitomo Corporation Europe Ltd.



View of the port of Oslo from near the ski jump